CUSIP No. 00739L101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Aduro Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00739L101

(CUSIP Number)

Morningside Venture (VI) Investments Ltd.

C/O THC Management Services S.A.M.

2nd Floor,

Le Prince De Galles

3-5 Avenue DesCitronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739L101

(1)	Names of Reporting Persons Morningside Venture (VI) Investments Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,305,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,305,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,305,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.63%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)         Based upon 80,042,727 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2019.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,305,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,305,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,305,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.63%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)         Based upon 80,042,727 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 7, 2019.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Wong Yuk Lan

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,305,532

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,305,532

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,305,532

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 11.63%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)         Based upon 80,042,727 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 7, 2019.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Ultimate Keen Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.00%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1)         Based upon 80,042,727 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 7, 2019.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Raymond Long Sing Tang

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,602,499

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,602,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,602,499

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 7.00%

(14)	Type of Reporting Person (See Instructions) IN

(1)         Based upon 80,042,727 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 7, 2019.

CUSIP No. 00739L101

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 14,908,031

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 14,908,031

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,908,031

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.63%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1)         Based upon 80,042,727 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 7, 2019.

CUSIP No. 00739L101

Item 1.         Security and Issuer.

This Amendment No. 3 (this “Amendment”) to the statement on Schedule 13D amends the Schedule 13D filed with the SEC on April 24, 2015 (the “Original Schedule 13D”), which Original Schedule 13D was amended by Amendment No. 1 to the Original Schedule 13D filed on September 15, 2017 ( “Amendment No. 1”), which Amendment No. 1 to the Original Schedule 13D was amended by Amendment No. 2  to the Original Schedule 13D filed on March 22, 2019 (“Amendment No. 2” and together with the Original Schedule 13D and Amendment No. 1, the “Amended Filing”) and relates to the Reporting Persons’ beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Aduro Biotech, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 740 Heinz Avenue, Berkeley, California 94710. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Amended Filing remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Filing.

Item 2.         Identity and Background.

No changes except as described below.

(a)                    This statement is filed by:

(i)    Morningside Venture (VI) Investments Ltd., a British Virgin Islands exempted company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it;

(ii)   Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL;

(iii)  Wong Yuk Lan, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL;

(iv)  Ultimate Keen Limited, a British Virgin Islands exempted company (“UKL”), with respect to the Common Stock directly and beneficially owned by it;

(v)   Raymond Long Sing Tang, with respect to the Common Stock beneficially owned by him as a result of his position as a director with UKL; and

(vi)  Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her positions as a director with MVIL and as a director with UKL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin and Wong Yuk Lan are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL.  Ms. Richard, Ms. Franklin and Ms. Wong each disclaim beneficial ownership of the securities owned directly by MVIL, except to the extent of her pecuniary interest therein.  MVIL disclaims

CUSIP No. 00739L101

beneficial ownership of the securities owned directly by UKL.  MVIL is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

Raymond Long Sing Tang, and Jill Marie Franklin are the directors of UKL and share voting and dispositive power with respect to the securities held by UKL.  Mr. Tang and Ms. Franklin each disclaim beneficial ownership of the securities owned directly by UKL, except to the extent of his or her pecuniary interest therein.  UKL disclaims beneficial ownership of the securities owned directly by MVIL.  UKL is ultimately wholly beneficially owned by a trust over which Makim Ma and Adriel Chan share authority to remove the trustee.

(b)                                 The business address of each of the Reporting Persons is:

(i)    With respect to MVIL, Ms. Richard, Ms. Franklin and Ms. Wong:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(ii)   With respect to UKL, Mr. Tang and Ms. Franklin:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

CUSIP No. 00739L101

(c)          The present principal business of MVIL, Ms. Richard, Ms. Wong, UKL, Mr. Tang and Ms. Franklin is the venture capital and private equity investment business.

(d)         No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
Ms. Richard	United Kingdom
Ms. Wong	Hong Kong SAR
UKL	British Virgin Islands
Ms. Franklin	United Kingdom
Mr. Tang	United Kingdom

Item 3.         Source and Amount of Funds or Other Consideration.

No changes.

Item 4.         Purpose of Transaction.

No changes.

Item 5.         Interest in Securities of the Issuer.

No changes except as described below.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with Securities and Exchange Commission (“SEC”) rules and is based upon 80,042,727 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 7, 2019. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.            Morningside Venture (VI) Investments Ltd.

(a)                           As of the date hereof, MVIL beneficially owns 9,305,532 shares of Common Stock, representing a beneficial ownership of approximately 11.63% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	9,305,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	9,305,532

CUSIP No. 00739L101

B.            Frances Anne Elizabeth Richard

(a)                           As of the date hereof, Ms. Richard beneficially owns 9,305,532 shares of Common Stock, representing a beneficial ownership of approximately 11.63% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	9,305,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	9,305,532

C.            Wong Yuk Lan

(a)                           As of the date hereof, Ms. Wong beneficially owns 9,305,532 shares of Common Stock, representing a beneficial ownership of approximately 11.63% of the shares of Common Stock.  All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	9,305,532
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	9,305,532

D.            Ultimate Keen Limited

(a)                           As of the date hereof, UKL beneficially owns 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 7.00% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	5,602,499

E.            Raymond Long Sing Tang

(a)                           As of the date hereof, Mr. Tang beneficially owns 5,602,499 shares of Common Stock, representing a beneficial ownership of approximately 7.00% of the shares of Common Stock.  All such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	5,602,499
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	5,602,499

F.             Jill Marie Franklin

(a)                           As of the date hereof, Ms. Franklin beneficially owns 14,908,031 shares of Common Stock, representing a beneficial ownership of approximately 18.63% of the shares of Common Stock.  9,305,532 of such shares are directly held by MVIL and 5,602,499 of such shares are directly held by UKL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	14,908,031
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	14,908,031

CUSIP No. 00739L101

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.         Material to be Filed as Exhibits.

No changes except as described below.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement
99.2

Amended and Restated Investors’ Rights Agreement, dated December 19, 2014, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-202667), filed by the Issuer on March 11, 2015).

99.3

Letter Agreement December 22, 2014 regarding Proposed Public Offering by Aduro BioTech, Inc. between the Underwriters and Morningside Ventures (VI) Ltd. (incorporated by reference to Exhibit 99.3 of the Reporting Persons’ Schedule 13D filed on April 24, 2015).

99.4

Letter Agreement dated December 22, 2014 regarding Proposed Public Offering by Aduro BioTech, Inc. between the Underwriters and Ultimate Keen Limited. (incorporated by reference to Exhibit 99.4 of the Reporting Persons’ Schedule 13D filed on April 24, 2015).

CUSIP No. 00739L101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: May 24, 2019

MORNINGSIDE VENTURE (VI) INVESTMENTS LTD.

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Wong Yuk Lan
Wong Yuk Lan

/s/ Jill Marie Franklin
Jill Marie Franklin

ULTIMATE KEEN LIMITED

By:	/s/ Jill Marie Franklin
Jill Marie Franklin, Director

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang